Exhibit 3.4

ARTICLES OF MERGER

ARTICLES OF MERGER (these "Articles") made and entered into as of March 1,2003 by and between XtraNet Systems, Inc., a Nevada corporation ("XtraNet") and Great American Food Chain, Inc., a Nevada corporation ("Great American"). These Articles are adopted pursuant to Nevada Revised Statutes and the Idaho Code. All of such laws expressly permit the merger described herein; subject to and pursuant to all of the terms and conditions as set forth herein.

ARTICLE I
SURVIVOR CORPORATION

XtraNet, a Nevada corporation, shall be the survivor corporation. Change of Management. Upon and as a condition of Closing this Agreement, at Closing, Great American shall cause persons nominated by them to be elected or appointed to serve as the sole directors and officers of the Surviving entity effective immediately following the Closing of this Agreement, and all existing officers and directors of the pre-closing XtraNet shall tender their resignations effective immediately thereafter.

ARTICLE II
SHARES AUTHORIZED AND OUTSTANDING

On the date of these Articles of Merger, XtraNet has authority to issue 100,000,000 shares of Common Stock, $.001 par value, of which 14,167,870 shares are issued and outstanding. On the date of these Articles of Merger, Great American has authority to issue 30,000,000 shares of Common Stock, $.001 par value (the "Great American Common Stock"), of which 5,050,000 shares are issued and outstanding and 10,000,000 shares of Preferred Stock, of which no preferred shares are issued and outstanding.

ARTICLE III
SHAREHOLDER VOTE

On March 1, 2003, a majority of the shareholders entitled to vote on the action constituting 89% of the outstanding shares of Great American Common Stock approved the Agreement and Plan of Merger to merge Great American into XtraNet. Said number of votes was sufficient for approval by the stockholders. The plan of merger was duly authorized by all action required by the laws under which it was incorporated and by its constituent documents.

On March 1, 2003, the sole shareholder entitled to vote on the action constituting 53% of the outstanding shares of XtraNet Common Stock approved the Agreement and Plan of
Merger to merge Great American into XtraNet. Said number of votes was sufficient for approval by the stockholders. The plan of merger was duly authorized by all action required by the laws under which it was incorporated and by its constituent documents.

ARTICLE IV
PLAN OF MERGER

The executed agreement of merger is on file at the principal place of business of the surviving corporation (XtraNet). Said address is 5120 West Acoma Road, Reno, Nevada 89511. A copy of the agreement of merger will be furnished by the surviving corporation to any stockholder of any constituent corporation.

The terms of the Agreement of Merger are as follows:

(1) Merger. Great American shall be merged with and into XtraNet, and XtraNet shall survive the merger ("merger"), effective upon the date when the Merger Agreement is made effective in accordance with applicable laws (the "Effective Date").
(2) Amendment to Articles of Incorporation. Article I of the Articles of Incorporation of XtraNet shall be amended as to read - "The name of the corporation is Great American Food Chain, Inc.

(3)  Increase in Preferred Stock. The Articles of Incorporation of XtraNet (the surviving corporation) shall be amended to reflect the creation of 10,000,000 authorized preferred shares, $.001 par value. The preferred shares may be issued from time to time in series. The Board of Directors of the corporation is authorized to establish such series, to fix and determine the variations and the relative rights and preferences as between series, and to thereafter issue such stock from time to time. The Board of Directors is also authorized to allow for conversion of the preferred shares to common stock under terms and conditions as determined by the Board of Directors.

(4) Governing Documents. The Bylaws of XtraNet, in effect on the Effective Date, shall continue to be the Bylaws of XtraNet as the surviving corporation without change or amendment until further amended in accordance with the provisions thereof and applicable laws.

(5) Further Assurances. From time to time, as and when required by XtraNet or by its successors and assigns, there shall be executed and delivered on behalf of Great American such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary in order to vest, perfect or confirm, of record or otherwise, in XtraNet the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Great American, and otherwise to carry out the purposes of the Merger Agreement, and the officers and directors of XtraNet are fully authorized in the name and on behalf of Great American or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

(6) Assumption of Note Payable of XtraNet. Great American will assume a note payable to William L. Shaw, president of XtraNet for $65,000. Further, the amount of $10,000 in cash minus any expenses paid on behalf of XtraNet by Great American shall be escrowed by Great American for repayment of the notes payable. Great American will have the right of offset to this note payable should any other payables surface. The term of the note will be one year payable quarterly. There will not be any interest attached to this notes payable.

(7) Payment of Lawsuit Settlement Proceeds. XtraNet is the plaintiff in a suit against DCTI. Any monetary proceeds from settlement of the suit will be split 1/3 to William L. Shaw, 1/3 to Ellen M. Shaw, wife of William L. Shaw, who also lent XtraNet monies over $300,000 and the remainder to the XtraNet. The proceeds allocated to XtraNet shall be solely for the benefit of and paid fully to William L. Shaw and not the surviving entity of this merger agreement unless the surviving entity agrees to the following; (a) The post closing surviving entity shall be entitled to retain the full one/third settlement proceeds if the surviving entity pays for any and all related attorney fees and expenses in proceeding with such lawsuit, and (b) The post closing surviving entity agrees that any and all attorney fees and expenses paid on behalf of such lawsuit shall be on a non-recourse basis. This provides that the surviving entity bears the go-forward risk of proceeding with such lawsuit and shall not seek repayment from any and all XtraNet shareholders, including William L. Shaw, of such costs of the lawsuit regardless on its outcome.

(8) Stock of Great American. On and after the Effective Date, all of the outstanding certificates which prior to that time represented shares of Great American shall be recalled and canceled and 68,203,000 XtraNet Common Shares shall be issued in proportion to their ownership percentage. The registered owner on the books and records of Great American or its transfer agents of any outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to XtraNet or its transfer agents, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of XtraNet Common Stock evidenced by such outstanding certificate as above provided.

Certain Actions and Prohibitions. The Shareholders and surviving entity and its management agree that the surviving entity shall reverse split, at a rate no greater than 20: 1, the 82,370,870 common shares outstanding immediately after closing. The Shareholders and surviving entity and its management further agree that no additional common shares shall be issued by the post closing surviving entity prior to the consummation of the reverse split and that for a period of eighteen (18) months trom the Closing Date they will not further reverse split the outstanding common stock of the surviving entity.

(9) Book Entries. As of the Effective Date, entries shall be made upon the books of XtraNet in accordance with the following.

(a) The assets and liabilities of Great American shall be recorded at the amounts at which they were carried on the books of Great American immediately prior to the Effective Date, with appropriate adjustments to reflect the retirement of the Common Shares of Great American presently issued and outstanding.

(b) There shall be credited to the common stock account of XtraNet the aggregate amount of the stated value of all shares of XtraNet Common Stock resulting from the conversion of the outstanding Great American Common Stock pursuant to the merger.

(c) There shall be credited to the retained earnings account 'of XtraNet the aggregate of the amount carried in the retained earnings account of Great American immediately prior to the Effective Date.

(10) Access to Documentation. Prior to the merger, XtraNet and Great American shall provide each other full access to their books and records, and shall furnish financial and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time. If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public filings or published information) obtained concerning each others operations, assets and business.

(11) Abandonment. At any time before the effective Date, the Agreement and Plan of Reorganization and the Agreement of Merger may be terminated and the Merger may be abandoned by the Board of Directors of either XtraNet or Great American or both, notwithstanding approval of the Merger Agreement by the shareholders of XtraNet or the shareholders of Great American or both.

IN WITNESS WHEREOF, these Articles of Merger, having first been duly approved by resolution of the Boards of Directors of XtraNet and Great American and their respective shareholders, is hereby executed on behalf of each of said two corporations by their respective officers thereunto duly authorized.

Great American Food Chain, Inc.	ATTEST:
A Nevada corporation

/s/ Edward E. Sigmond, Jr.	/s/ Kevin Johnson
Edward E. Sigmond, Jr., President	Kevin Johnson, Secretary

XtraNet Systems, Inc.
A Nevada corporation	ATTEST:

/s/ William L. Shaw	/s/ Eric J. Shaw
William L. Shaw, President	Eric J. Shaw, Secretary